SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BuzzFeed, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12430A102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12430A102	Page 2 of 12

(1)	Name of reporting person Verizon Communications Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 11,478,031 (See Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 11,478,031 (See Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 11,478,031 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7% (See Item 4)
(12)	Type of reporting person (see instructions) CO

CUSIP No. 12430A102	Page 3 of 12

(1)	Name of reporting person Verizon Ventures LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,478,031 (See Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,478,031 (See Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 6,478,031 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.9% (See Item 4)
(12)	Type of reporting person (see instructions) OO

CUSIP No. 12430A102	Page 4 of 12

(1)	Name of reporting person Verizon Business Global LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,000,000 (See Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,000,000 (See Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 5,000,000 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.8% (See Item 4)
(12)	Type of reporting person (see instructions) OO

CUSIP No. 12430A102	Page 5 of 12

(1)	Name of reporting person Verizon Business Network Services LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,000,000 (See Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,000,000 (See Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 5,000,000 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.8% (See Item 4)
(12)	Type of reporting person (see instructions) OO

CUSIP No. 12430A102	Page 6 of 12

(1)	Name of reporting person MCI International LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,000,000 (See Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,000,000 (See Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 5,000,000 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.8% (See Item 4)
(12)	Type of reporting person (see instructions) OO

CUSIP No. 12430A102	Page 7 of 12

(1)	Name of reporting person MCI Communications Services LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 5,000,000 (See Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 5,000,000 (See Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 5,000,000 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.8% (See Item 4)
(12)	Type of reporting person (see instructions) OO

Item 1 (a)	Name of Issuer:
BuzzFeed, Inc. (“BuzzFeed”)

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

229 West 43rd Street, 10th Floor New York, New York 10036

Item 2 (a)	Name of Person Filing:

Verizon Communications Inc. (“Verizon”)

Verizon Ventures LLC (“Ventures”)

Verizon Business Global LLC (“VBG”)

Verizon Business Network Services LLC (“VBNS”)

MCI International LLC (“MCII”)

MCI Communications Services LLC (“MCICS”)

Item 2 (b)	Address or Principal Business Office or, if None, Residence:

For Verizon: 1095 Avenue of the Americas New York, New York 10036 For each of Ventures, VBG, VBNS, MCII and MCICS: One Verizon Way Basking Ridge, New Jersey 07920

Item 2 (c)	Citizenship:

Each of Verizon, Ventures, VBG, VBNS, MCII and MCICS is incorporated or formed under the laws of the State of Delaware.

Item 2 (d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

Item 2 (e)	CUSIP No.:

12430A102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

As of December 31, 2022, Ventures was deemed to be the direct beneficial owner of 6,478,031 shares of Class A Common Stock issuable upon the conversion of 6,478,031 shares of Class C Common Stock held by Ventures. As previously disclosed, the Class C Common Stock was issued to Ventures in February 2021 and, pursuant to the Second Amended and Restated Certificate of Incorporation of BuzzFeed, Inc., filed as Exhibit 3.1 to the Current Report on Form 8-K filed by BuzzFeed on

December 9, 2021, becomes convertible into Class A Common Stock beginning on February 16, 2023. In accordance with Rule 13d-3 under the Act, Ventures is deemed to be the beneficial owner of the Class A Common Stock it has the right to acquire within sixty days upon conversion of the Class C Common Stock. Ventures is a direct wholly owned subsidiary of Verizon, and by virtue of this relationship, Verizon may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the 6,478,031 shares of Class A Common Stock deemed to be beneficially owned by Ventures.

In addition, MCICS is the direct beneficial owner of 5,000,000 shares of Class A Common Stock. At the time of the initial Schedule 13G filing in December 2022, these shares were directly beneficially owned by Verizon CMP Holdings LLC, a direct wholly owned subsidiary of MCICS, which merged with and into MCICS effective as of December 31, 2022. MCICS is a direct wholly owned subsidiary of MCII. MCII is a direct wholly owned subsidiary of VBNS. VBNS is a direct wholly owned subsidiary of VBG. VBG is a direct wholly owned subsidiary of Verizon. By virtue of the relationships among such companies, each of them may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the 5,000,000 shares of Class A Common Stock beneficially owned by MCICS.

(b)   Percent of class:

The responses of the reporting persons to Row (11) of the cover pages of this Amendment No. 1 to Schedule 13G are incorporated herein by reference. Calculations of the percentage of shares of Class A Common Stock beneficially owned are based on 132,459,727 shares of Class A Common Stock outstanding, consisting of (i) 125,981,696 shares of Class A Common Stock outstanding as of November 10, 2022, as reported in BuzzFeed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, plus (ii) 6,478,031 shares of Class A Common Stock that Ventures has the right to acquire pursuant to the conversion of the Class C Common Stock beginning February 16, 2023 and are deemed to be outstanding in accordance with Rule 13d-3 under the Act.

(c)   Number of shares as to which the person has:

(i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, and (iv) shared power to dispose or to direct the disposition, in each case are incorporated by reference from the responses of the reporting persons to Rows (5) through (8) of the cover pages of this Amendment No.1 to Schedule 13G and Item 4(a) hereof.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

Verizon Communications Inc.

/s/ Anthony T. Skiadas
(Signature)

Anthony T. Skiadas
Senior Vice President and Controller
(Name/Title)

Verizon Ventures LLC

/s/ Anthony T. Skiadas
(Signature)

Anthony T. Skiadas
Chief Financial Officer
(Name/Title)

Verizon Business Global LLC

/s/ Anthony T. Skiadas
(Signature)

Anthony T. Skiadas
Senior Vice President and Controller
(Name/Title)

Verizon Business Network Services LLC

/s/ Anthony T. Skiadas
(Signature)

Anthony T. Skiadas
Senior Vice President and Controller
(Name/Title)

MCI International LLC

/s/ Anthony T. Skiadas
(Signature)

Anthony T. Skiadas
Senior Vice President and Controller
(Name/Title)

MCI Communications Services LLC

/s/ Anthony T. Skiadas
(Signature)

Anthony T. Skiadas
Senior Vice President and Controller
(Name/Title)